UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (FINAL AMENDMENT)*

                                Incomnet, Inc.
------------------------------------------------------------------------------
                               (Name of Issuer)

                                Common Stock,
------------------------------------------------------------------------------
                                 No Par Value
------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                 453365-20-7
------------------------------------------------------------------------------
                                (CUSIP Number)

                            David K. Robbins, Esq.
                   Fried, Frank, Harris, Shriver & Jacobson
                      350 South Grand Avenue, 32nd Floor
                            Los Angeles, CA 90071
                                (213) 473-2000
-------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                             and Communications)

                                March 9, 1998
------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


            This statement amends a Schedule 13D filed by David Wilstein, Leonard Wilstein, Jack Gilbert and Richard M. Horowitz on or about May 15, 1997, as amended by Amendment No. 1 filed by the foregoing persons and Robert Epstein (collectively, the Reporting Persons") on or about August 15, 1997 (collectively, the "Amended Schedule 13D"). The securities to which this statement relates are Shares of Common Stock, no par value ("Common Shares"), of Incomnet, Inc., a California corporation ("Incomnet"), with its principal executive offices located at 21031 Ventura Boulevard, Suite 1100, Woodland Hills, California 91364.

            The purpose of this statement is to report that the Reporting Persons may no longer be deemed to constitute a group within the meaning of
Section 13(d)(3) of the Act. Prior disclosure in the Amended Schedule 13D inconsistent with this statement is hereby superseded.

           Items 4 and 5 of the Amended Schedule 13D are hereby amended to add the following:

ITEM 4.     PURPOSE OF TRANSACTION.
            -----------------------

           Previously, the Reporting Persons, dissatisfied with the performance of the Common Shares over the last several years, entered into discussions with each other and/or with Incomnet to explore ways in which the Reporting Persons could contribute to Incomnet in order to enhance values for all its shareholders. Consequently, two of the Reporting Persons (David Wilstein and Mr. Horowitz) and Stanley C. Weinstein were appointed to the Board of Directors of Incomnet. As a result of those appointments, the common objectives of the Reporting Persons have been fulfilled. At the present time, the Reporting Persons have no common objectives, or plans to develop common objectives, as a group and are not acting together, and have no plans to act together, for the purpose of acquiring, holding, voting or disposing of the Common Shares.

ITEM 5.    INTERESTS IN SECURITIES OF THE ISSUER.
           --------------------------------------

            Because  the  Reporting   Persons  may  no  longer  be  deemed  to
constitute a group, the provisions of Rule 13d-5(b)(1) under the Act no longer apply to the Reporting Persons, and none of the Reporting Persons may be deemed to beneficially own any equity securities of any other Reporting
Person  by virtue of that  rule.  Further,  each  Reporting  Person  disclaims beneficial ownership of the Common Shares held by the other Reporting Persons. Consequently, none of the Reporting Persons may be deemed to beneficially own more than five percent (5%) of the equity securities of Incomnet, and none of the Reporting Persons has any further filing obligations under Section 13(d) of the Act at this time.


                                  Signatures

      After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: March 9, 1998


                                    /s/ David Wilstein
                                    --------------------------------------
                                    DAVID WILSTEIN


                                    /s/ Leonard Wilstein
                                    --------------------------------------
                                    LEONARD WILSTEIN


                                    /s/ Jack Gilbert
                                    --------------------------------------
                                    JACK GILBERT


                                    /s/ Richard M. Horowitz
                                    --------------------------------------
                                    RICHARD M. HOROWITZ


                                    /s/ Robert Epstein
                                    --------------------------------------
                                    ROBERT EPSTEIN